SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

NOVO NORDISK A/S (Exact name of Registrant as specified in its charter)

Novo Allé DK- 2880, Bagsvaerd Denmark (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F { ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 25 February 2004	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

 Holding of Novo Nordisk shares by the members of the Board of Directors, of Executive Management and all insiders and connected persons as per 20 February 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novo Nordisk is required on a quarterly basis after the closure of the trading window to publish holdings of Novo Nordisk shares as reported by insiders to Novo Nordisk.

Please find on the next pages the holding of the Novo Nordisk shares and Novo Nordisk share options as of the closure of the latest trading window as reported to Novo Nordisk.

Stock Exchange Announcement No 15 / 2004				Page 1 of 5

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

The share portfolio

As mentioned in Novo Nordisk’s Annual Financial Report 2002 the requirement for the share ownership of present and former members of Executive Management linked to the participation in the demerger launch incentives would expire in January 2004.

Some of the participants in the demerger launch incentive programme already last year informed the Board of Directors that they intended to divest part of their Novo Nordisk B shares in the trading window following the announcement of the full-year results in February 2004, which was mentioned in the financial statement for the first half year of 2003 published on 6 August 2003.

As a consequence of the above, please find below an individualised statement of the holding of Novo Nordisk B shares as reported by the Board of Directors, Executive Management, all insiders and connected persons to Novo Nordisk.

Holding of shares 31 December 2003
		Movements since 31 December 2003		Portfolio as per 20 February 2004
		Bought	Sold	Total shareholding Number of shares	Market value of total shareholding in DKK
Board of Directors:
Mads Øvlisen	51,525			51,525	14,169,375
Kurt Anker Nielsen	33,440		6,000	27,440	7,546,000
Kurt Briner	2,400			2,400	660,000
Johnny Henriksen	300			300	82,500
Niels Jacobsen	11,000			11,000	3,025,000
Ulf J Johansson	0			0	0
Anne Marie Kverneland	1,600			1,600	440,000
Sten Scheibye	400			400	110,000
Stig Strøbæk	400			400	110,000
Jørgen Wedel	5,555			5,555	1,527,625
Board of Directors in total:	106,620	0	6,000	100,620	27,670,500

Executive Management:
Lars Rebien Sørensen	12,800		9,000	3,800	1,045,000
Jesper Brandgaard	8,545		3,000	5,545	1,524,875
Lars Almblom Jørgensen	8,775			8,775	2,413,125
Lise Kingo	4,355		2,800	1,555	427,625
Kåre Schultz	8,690		3,690	5,000	1,375,000
Mads Krogsgaard Thomsen	8,835			8,835	2,429,625
Executive Management in total:	52,000	0	18,490	33,510	9,215,250

All insiders and connected persons in total:				731,223	201,086,325

For background information and definitions, please turn to page 4.

Stock Exchange Announcement No 15 / 2004				Page 2of 5

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

The share option portfolio – Board of Directors
Granted	Exercise period	Options outstanding 31 December 2003	Exercised since 31 December 2003	Outstanding 20 February 2004	Exercise price	Market value of options (DKK million)
1999	2003-08	19,500	0	19,500	198	2

2000	2004-07	95,920	0	95,920	198	9

2000	2004-09	21,000	0	21,000	198	2

Total		136,420	0	136,420		13

For background information and definitions, please turn to page 4.

 The share option portfolio – Executive Management

Granted	Exercise period	Options outstanding 31 December 2003	Exercised since 31 December 2003	Outstanding 20 February 2004	Exercise price	Market value of options (DKK million)

1998	2001-06	10,500	0	10,500	190	1

1998	2002-07	17,000	0	17,000	125	3

1999	2003-08	37,500	0	37,500	198	4

2000	2004-07	200,140	0	200,140	198	19

2000	2004-09	35,000	0	35,000	198	4
2001	2005-10	47,500	0	47,500	332	3
2003	2007-12	70,000	0	70,000	195	8

Total		417,640	0	417,640		42

For background information and definitions, please turn to page 4.

Stock Exchange Announcement No 15 / 2004				Page 3of 5

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

Background information and definitions re holding of shares:

What is the trading window?

Novo Nordisk’s internal rules on trading in Novo Nordisk securities permit trading in such securities by insiders and connected persons in the 15-calendar-day period following each quarterly announcement.

Who are all insiders and connected persons?

Insiders at Novo Nordisk are defined as members of the Board of Directors, members of Executive Management, senior vice presidents and all employees reporting directly to them, all employees in Corporate Legal, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk’s parent organisation, Novo A/S, and the Novo Nordisk Foundation: members of the Board of Directors, members of Management and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises a total of approximately 500 people including directors, executives and employees.

This group’s reported trading in the Novo Nordisk share also includes trading undertaken by insiders’ spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500–2,000 members.

What are ID code and shares?

The ID code DK001028081 is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

What are movements?

Movements comprise shares purchased or otherwise acquired and shares sold or otherwise disposed of. Movements further comprise shareholdings of members of the Board of Directors and/or members of Executive Management taking office during the period under review.

What is market value of the total shareholding?

The market value is the total shareholding of the members of the Board of Directors, of the members of Executive Management and of the insiders and connected persons as a group, respectively, multiplied by the closing share price on the Copenhagen Stock Exchange on 19 February 2004 of DKK 275.

Background information and definitions re holding of options:

As far as options granted in 2000 are concerned, please note that the options granted with an exercise period of 2004–07 relate to the combined ‘share investment scheme’ and ‘option grant scheme’ launched in connection with the demerger of Novozymes.

What is market value of options?

The calculation of market values of the options is based on the Black-Scholes option-pricing model. The closing price on the Copenhagen Stock Exchange on 19 February 2004 of DKK 275 is used.

Stock Exchange Announcement No 15 / 2004				Page 4 of 5

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,800 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. For more information, visit novonordisk.com.

For further information please contact:

Media:	Investors:
Outside North America:	Outside North America:
Mike Rulis	Peter Haahr
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4442 1207

In North America:
Christian Kanstrup
Tel (direct): (+1) 609 919 7937

Stock Exchange Announcement No 15 / 2004				Page 5 of 5

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790